

September 28, 2010

Mr. David Brennan
Executive Director and Chief Executive Officer
AstraZeneca, Plc.
15 Stanhope Gate
London, W1K 1LN England

> **Re:** **AstraZeneca, Plc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **File No. 001-11960**

Dear Mr. Brennan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Directors' Report: Resources Skills and Capabilities

Research and Development Strategy, page 22

1. You state that "accessing products through externalization is a key component of our efforts to strengthen our pipeline of new products and access opportunities to drive short-term growth." Under these programs, you have completed over 60 major externalization deals during the past three years, which have included both in-licensing and out-licensing transactions. Please quantify the impact of this externalization activity on your financial statements for each period presented for each therapeutic area. In addition, disclose the following information for each externalization arrangement that you deem to be significant. Include a description of your criteria for deeming an arrangement to be significant.

- Disclose the counterparties and primary contractual terms underlying each arrangement, including your obligations to make upfront license fee, milestone, cost reimbursement and other payments and the corresponding obligations of your partners.
- Quantify payments made and received under these contractual arrangements for each period presented.
- Describe your accounting treatment for these arrangements, including your treatment of buy-back options held by either party.
- Disclose how you determine whether an upfront or milestone payment to a counterparty relates to research, development or both activities. In particular, explain the factors determining when third party research activities stop and development activities commence and the resulting impact on your accounting for these activities.

For the remainder of the externalization arrangements that you do not consider to be significant, summarize the number of arrangements and the amounts recognized in your financial statements for each period by therapeutic category. Also, provide a general estimate of the nature, timing and costs necessary to complete the research and development under these externalization programs.

2. Please disclose the terms governing your co-promotion collaborations, such as those initiated in 2009 with Abbott, Astellas, UCB and Stalix.

Intellectual Property, page 31

3. You disclose the past expiration or expected near-term expiration of patents protecting leading products such as Toprol, Atacand, Armidex and Zoladex. Please revise to disclose the impact that expirations and near-term expirations of materially-important patents have had and are expected to have on your results of operations and liquidity in the periods presented and in future periods.

Financial Review

Results of operations---summary analysis of year to 31 December 2009, page 89

4. Please consider the requirements of Item 5 of Form 20-F as well as Release Nos. 33-6835 and 33-8056 and revise your disclosure for each period presented to address the following:

- Quantify the impact of efficiency gains on your core gross margin

- Quantify the impact of productivity initiatives on your core R&D expenditures

- Quantify the impact of operational efficiencies on your core SG&A costs

- Quantify the impact of generic competitor market withdrawal and re-entry for each period presented, and the reasonably likely impact of these trends that you expect to occur in 2010.
- Quantify the costs associated with discontinued projects and line extensions.

5. You state that core gross margin includes royalties and payments to Merck. Please describe other costs that are classified as cost of sales in addition to manufacturing costs for each period presented.

6. Based on your disclosure that revenue was generated from US government orders for the H1N1 influenza (swine flu) vaccine, it is unclear whether you maintain that stockpile for the CDC. Please explain to us your revenue recognition policy for product ordered by customers but not shipped to them and reference for us the authoritative literature upon which you relied in determining your accounting treatment. In your response, please differentiate between governmental stockpile transactions and any other customer transactions and provide the following information.

- Please explain to us the material terms of these arrangements, including when product is shipped to the customer;
- Please provide us your understanding of your customers' business purpose for accepting title to product that remains in your possession;
- Please explain to us how you transferred the significant risks and rewards of ownership of the goods and how you retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold as required by paragraphs 14(a) and 14(b) of IAS 18;
- Please explain how you meet the criteria for 'bill and hold' transactions identified in paragraph 1 of the Appendix to IAS 18; and
- To the extent you participate in government stockpile arrangements, please explain to us whether you undertake any obligation to rotate stock into the stockpile to maintain currently dated product. If so, please:
  o Explain whether you receive compensation for the service of rotating the stock and, if so, how you account for that compensation;
  o Explain whether you receive payment for the new inventory rotated into the stockpile and, if so, how you account for that payment;
  o Explain whether you can sell the inventory rotated out of the stockpile and your accounting for that inventory;
  o Considering the contingent nature of government stockpiles and that the government may never tap the stockpile, explain how you can assert that it is

probable that delivery will be made as stipulated in paragraph 1(a) of the Appendix to IAS 18.

Critical accounting policies and estimates, page 45

7. For all critical accounting policies and estimates listed on page 45, except for revenue recognition, please disclose the change in estimate recorded in your results of operations for each period presented, the reserve corresponding to each critical accounting estimate at the most recent balance sheet date and the key assumptions used in each estimation process, such as the following:

- Your estimation of future royalties, licensing and contractual income in your impairment testing of product, marketing and distribution rights
- Your estimation of "product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market" in your impairment testing of goodwill
- Your estimation of the likelihood that the majority of costs related to the Seroquel litigation will be recovered through insurance
- Your estimation of exposure related to transfer pricing audits that involves provisions for new audits as well as revision of estimates related to prior audits

Payments due by period, page 49

8. Please revise this table to show estimated contractual payments under your "externalization" arrangements, such as license, milestone and royalty payment obligations.

Therapy Area Review, page 55

9. For each of the 11 pipeline projects in Phase III and other significant pipeline projects in Phase II, disclose the following information.

- The costs incurred by you during each period presented and to date on the project, including costs reimbursements to your collaboration partners;
- The nature, timing and estimated costs to be incurred by you necessary to complete the project, particularly for those projects in Phase III;
- The role played by your collaboration partner in each project;
- The degree to which project completion depends upon your collaboration partner;
- The period in which material net cash inflows from significant projects are expected to commence, and
- The risks and uncertainties associated with completing project development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.

Include a description of your criteria for deeming a Phase II project to be significant. For those pipeline projects that you do not consider significant, summarize the amounts charged to expense for each period by therapeutic category. Also, provide a general estimate of the nature, timing and costs necessary to complete these projects.

Financial Statements

Accounting Policies, page 128

10. Please disclose your accounting policies for consolidation and interests in joint ventures, such as your arrangement with Merck.

11. Your "externalization" activities appear to involve contractual arrangements with multiple deliverables. Please disclose your accounting policy for these arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Staff Accountant at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant